HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

November 5, 2004

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

The following announcement was sent to Garanti Bank by its shareholder Doğuş Holding A.Ş.:

Doğuş Holding A. Ş. has decided to start negotiations, with a view of issuing an option to purchase shares of Türkiye Garanti Bankası A.Ş. and Tansaş Perakende Mağazacılık Ticaret A.Ş. in its portfolio, to a foreign portfolio investor.

The above mentioned transaction is expected to be comprised of Türkiye Garanti Bankası A.Ş. shares with a market value of approximately 150 million USD and Tansaş Perakende Mağazacılık Ticaret A.Ş. shares with a market value of approximately 25 million USD. The transaction, once materialized, will increase the number of shares in the free float.

Yours sincerely,

Olca ERDOST Vice President Investor Relations	Funda GÜNGÖR PP Senior Vice President Corporate Strategy, Business Development & Investor Relations

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